UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mesa Air Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

590479135
(CUSIP Number)

Robert S. Rivkin
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
(872) 825-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 590479135	SCHEDULE 13D	Page 2 of 5
1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc. 36-2675207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.
This percentage is based on a total of 40,583,176 Shares (as defined herein) outstanding as of March 5, 2023, as reported by the Issuer in its prospectus on Form 424B3, filed with the SEC (as defined herein) on March 27, 2023

CUSIP No: 590479135	SCHEDULE 13D	Page 3 of 5
1	NAMES OF REPORTING PERSONS
United Airlines, Inc. 74-2099724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.96% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.	This percentage is based on a total of 40,583,176 Shares outstanding as of March 5, 2023, as reported by the Issuer in its prospectus on Form 424B3, filed with the SEC on March 27, 2023

CUSIP No: 590479135	SCHEDULE 13D	Page 4 of 5
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on January 23, 2023 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 filed with the Commission on March 8, 2023 (“Amendment No. 1” and, together with the Initial Schedule 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Mesa Air Group, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to its right under the Issuer’s Second Amended and Restated Bylaws, as amended, United Airlines, Inc. designated Jonathan Ireland as the United Designee to serve on the Issuer’s Board and Mesa’s board of directors.  The Issuer’s Board approved Jonathan Ireland’s appointment to the Board and Mesa’s board of directors as the United Designee effective as of May 2, 2023.

CUSIP No: 590479135	SCHEDULE 13D	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Airlines Holdings, Inc.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and Chief Legal Officer

United Airlines, Inc.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

May 4, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).